Exhibit (a)(vi)

CB RICHARD ELLIS SERVICES, INC.

Supplement
dated July 3, 2001
to
Offer to Purchase
Any and All Outstanding Options, in Each Class of its Options,
to Purchase its Common Stock, dated June 19, 2001

    This document (the "Supplement") supplements and amends CB Richard Ellis Services, Inc.'s Offer to Purchase Any and All Outstanding Options, in Each Class of its Options, to Purchase its Common Stock, dated June 19, 2001 (the "Offer to Purchase"). Except as set forth in this Supplement, the terms and conditions of the offer remain as set forth in the Offer to Purchase.

    The time by which optionholders must tender their options in order to be eligible to receive payment pursuant to the offer is hereby extended to 5:00 p.m., New York City time, on July 20, 2001, at which time the offer will expire unless extended further by us or unless the offer is earlier terminated by us.

    For purposes of clarification, any opportunity you may have to assign proceeds that you are entitled to receive for your tendered options pursuant to this offer in order to pay for shares of Class A common stock of CBRE Holding, Inc. will only be made available to you by CBRE Holding pursuant to a subscription agreement you will receive from CBRE Holding. Your subscription agreement, including any election to assign proceeds, will not become effective until the registration statement filed by CBRE Holding is declared effective by the Securities and Exchange Commission and you have received a prospectus from CBRE Holding. The offering of shares of Class A common stock will only be made by CBRE Holding pursuant to a prospectus complying with applicable securities laws. Neither this Supplement nor the Offer to Purchase is an offer to sell, or a solicitation to buy, any of our securities or the securities of CBRE Holding.

    Page 11 of the Offer to Purchase is amended so that the first sentence of the last paragraph of the section titled "The Offer—Conditions" now reads in its entirety as follows: "The conditions referred to above are for our sole benefit and may not be asserted by us regardless of the circumstances, including any action or omission to act by us, giving rise to any conditions, and may be waived by us, in whole or in part, at any time and from time to time in our sole discretion; provided that conditions to the offer may not be asserted or waived after expiration of the offer."

    Page 12 of the Offer to Purchase is amended so that the first sentence under the section titled "The Offer—Acceptance of and Payment for the Options" now reads in its entirety as follows: "Upon the terms and subject to the conditions of the offer and promptly after the expiration date, we will accept for cancellation and payment all options that are properly tendered pursuant to the offer and not validly withdrawn at or prior to 5:00 p.m., New York City time, on the expiration date." In addition, the last sentence under the section titled "The Offer—Acceptance of and Payment for the Options" is amended so that it now reads in its entirety as follows: "Properly tendered options accepted in accordance with the offer will be paid for by certified check promptly after the expiration date."

    Page 3 of the Letter of Transmittal and page 2 the Withdrawal of Tendered Options Letter that accompanied the Offer to Purchase and are incorporated into it by reference, are each amended by deleting the sentences "I have read the section of the Offer to Purchase titled "Significant Consequences to Non-Tendering Optionholders"' and "I have read, understand and agree to all of the terms and conditions of the Offer," and by adding the sentence "I have received the Offer to Purchase, as amended by the Supplement dated July 3, 2001, and I agree to all of the terms and conditions of the Offer."